Exhibit 99.3

GROUP VOTING AGREEMENT

This GROUP VOTING AGREEMENT is made as of April 14, 2014 (the “Agreement”), by and among (i) the Bernard M. McPheely Revocable Trust u/a DTD May 25, 2011 (“McPheely”), (ii) those parties set forth on Exhibit A attached hereto (the “Stockholder Partiuse es”) and (iii) such other parties as may become party to this Agreement after the date hereof (together with McPheely and the Stockholder Parties, collectively the “Group” and individually “Group Members”).

WHEREAS, the Group Members are holders, direct and/or beneficial, of in excess of 10% in the aggregate of the shares of common stock, par value $0.001 per share (“Common Stock”), of Scio Diamond Technology Corporation, a Nevada corporation (the “Company”);

WHEREAS, each of the Group Members is willing to make certain representations, warranties, covenants and agreements with respect to the shares of Common Stock beneficially owned by such Group Member and set forth opposite such Group Member’s name on Exhibit A (the “Original Shares” and, together with any additional shares of Common Stock included pursuant to Section 6 hereof, the “Shares”); and

WHEREAS, the Group wishes to enter into this Agreement pertaining to the adoption of certain resolutions as further described below, the potential to call a special meeting of the stockholders of the Company (a “Special Meeting”) and/or enter into a written consent to undertake such actions and related activities as set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, covenant and agree as follows:

1.  Representations of Group Members.  Each Group Member hereby represents and warrants to every other Group Member that:

(a)   (i) Such Group Member owns beneficially (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) all of the Original Shares free and clear of all liens and encumbrances, and (ii) except as set forth in Exhibit A, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which such Group Member is a party relating to the pledge, disposition or voting of any of the Original Shares and there are no voting trusts or voting agreements with respect to the Original Shares.

(b)  Such Group Member does not beneficially own any shares of Common Stock other than (i) the Original Shares and (ii) any options, warrants or other rights to acquire any additional shares of Common Stock or any security exercisable for or convertible into shares of Common Stock, set forth on Exhibit A (collectively, “Options”).

(c)  Such Group Member has full corporate power and authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully such Group

Member’s obligations hereunder (including the proxy described in Section 3). This Agreement has been duly and validly executed and delivered by such Group Member and constitutes the legal, valid and binding obligation of such Group Member, enforceable against such Group Member in accordance with its terms.

(d)  None of the execution and delivery of this Agreement by such Group Member, the consummation by such Group Member of the transactions contemplated hereby or compliance by such Group Member with any of the provisions hereof will conflict with or result in a breach, or constitute a default (with or without notice of lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument or law applicable to such Group Member or to such Group Member’s property or assets.

(e)  No consent, approval or authorization of, or designation, declaration or filing with, any governmental entity or other person on the part of such Group Member is required in connection with the valid execution and delivery of this Agreement. No consent of such Group Member’s spouse is necessary under any “community property” or other laws in order for such Group Member to enter into and perform its obligations under this Agreement.

2.  Special Meeting and Stockholder Consent.

(a)   McPheely and the Stockholder Parties agree to (i) at the discretion of McPheely, jointly deliver a written demand in accordance with the bylaws of the Company (the “Bylaws”) to call a Special Meeting, the purposes of such meeting to be determined in the sole discretion of McPheely, and take such other action as may be required to effectuate such a demand, (ii) promptly execute and deliver a written consent (the “Stockholder Consent”) to those proposed resolutions of the stockholders of the Company in form and substance substantially similar to those set forth on Exhibit B attached hereto (the “Resolutions”), and (iii) generally consult with each other regarding all purchases and sales of Securities by them or their affiliates of equity securities of the Company, options to purchase or sell equity securities of the Company, and swaps, synthetics and other derivative securities or instruments, the value of which is solely and directly related to equity securities of the Company (collectively, “Securities”).

(b)   So long as this Agreement is in effect, each of McPheely and the Stockholder Parties shall provide written notice to the others of (i) all of its purchases or sales of Securities; and (ii) any Securities over which it acquires or disposes of beneficial ownership; no later than 24 hours after each such transaction.

3.  Agreement to Vote Shares; Irrevocable Proxy.

(a)  Each Group Member agrees during the term of this Agreement to vote the Shares, and to cause any holder of record of Shares to vote or execute the Stockholder Consent: (i) in favor of the Resolutions at every meeting (or in connection with any action by written consent in lieu of a meeting) of the stockholders of the Company at which such matters are considered and at every adjournment or postponement thereof; and (ii) against any action, proposal, transaction or agreement that could reasonably be expected to change in any manner the voting rights of any Securities (including any amendments to the Company articles of incorporation or Bylaws).

(b)  Each Group Member hereby appoints McPheely and any designee of McPheely, and each of them individually, its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of this Agreement with respect to the Shares in accordance with Section 3. This proxy and power of attorney is given to secure the performance of the duties of such Group Member under this Agreement. Each Group Member shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy and power of attorney. This proxy and power of attorney shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by such Group Member with respect to the Shares. This power of attorney is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of such Group Member. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

4.  No Voting Trusts or Other Arrangement.  Each Group Member agrees that such Group Member will not, and will not permit any entity under such Group Member’s control to, deposit any of the Shares in a voting trust, grant any proxies with respect to the Shares or subject any of the Shares to any arrangement with respect to the voting or consenting of the Shares other than this Agreement.

5.  Transfer and Encumbrance.  Each Group Member agrees that during the term of this Agreement, such Group Member will not, directly or indirectly, transfer, sell, offer, exchange, assign, pledge or otherwise dispose of, compromise, or encumber (“Transfer”) any of the Shares or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of any of the Shares or such Group Member’s voting or economic interest therein. Any attempted Transfer of Shares or any interest therein in violation of this Section 5 shall be null and void ab initio. This Section 5 shall not prohibit a Transfer of the Shares by a Group Member to any member of such Group Member’s immediate family, or to a trust for the benefit of such Group Member or any member of such Group Member’s immediate family, or upon the death of such Group Member; provided, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing to be bound by all of the terms of this Agreement.

6.  Additional Shares.  Each Group Member agrees that all shares of Common Stock or other equity of the Company that such Group Member purchases, acquires the right to vote or otherwise acquires beneficial ownership of (as defined in Rule 13d-3 under the Exchange Act, but excluding Securities other than equity securities of the Company) after the execution of this Agreement shall be subject to the terms of this Agreement and shall constitute Shares for all purposes of this Agreement.

7.  Expenses.  In connection with any filings with the Securities and Exchange Commission (the “SEC”), including without limitation any filings required by Sections 13(d) and 14 of the Exchange Act (collectively, “Group SEC Filings”)) or Section

16 of the Exchange Act), McPheely shall pay all expenses, including legal expenses, incurred in connection with any such filing.  Each Group Member agrees to reimburse or advance McPheely, upon request, such Group Member’s share of all reasonable out-of-pocket, third-party expenses (including, without limitation, fees and disbursements of counsel) incurred or to be incurred by McPheely in connection with, relating to or arising out of the matters described by the Voting Agreement, any Group SEC Filings, or the actions or transactions contemplated by McPheely’s work related to Group SEC Filings (in each case to the extent not reimbursed by the Company).

8.  Exchange Act Filings.  Each Group Member agrees that any Group SEC Filing, press release or stockholder communication proposed to be made or issued by the Group or any of the Group Members in connection with the Group’s activities must be approved by McPheely in writing prior to filing. Each Group Member agrees that any Schedule 13D (including any amendment thereto) under the Exchange Act with respect to the Company (“Schedule 13D”) shall be filed jointly by the Group Members, provided that only McPheely or his representatives shall prepare and timely file any such Schedule 13D on behalf of the Group. McPheely acknowledges that, subject to the Stockholder Parties’ compliance with their obligations under Section 2(b), it shall be responsible for the timely filing of any statement on such Schedule 13D.  Each Group Member agrees that this Voting Agreement shall be filed as an exhibit to a jointly filed Schedule 13D, such Schedule 13D to be prepared and filed in accordance with Section 9. Each of McPheely, on the one hand, and the Stockholder Parties, on the other, shall be responsible for the completeness and accuracy of the information supplied by and concerning it contained in any Group SEC Filings, but shall not be responsible for the completeness and accuracy of the information concerning the other Stockholder Parties contained in such filings, except to the extent that he knows or has reason to believe that such information is inaccurate. Each of McPheely, on the one hand, and the Stockholder Parties, on the other, shall be responsible for the preparation and filing of any Section 16 filing required to be filed with respect to such party.

9.  Power of Attorney.  Each Group Member hereby constitutes and appoints each of Peter J. Ekberg, A. Blake Cooper and Bernard M. McPheely, signing singly, the undersigned's true and lawful attorney-in-fact to:

(1)       prepare, execute in the Group Member’s name and on such Group Member’s behalf, and submit to the SEC a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of reports required by Section 16(a) or statements required by Sections 13 or 14 of the Exchange Act, or any rule or regulation of the SEC;

(2)  execute for and on behalf of such Group Member, in such Group Member’s capacity as a 10% beneficial owner of the Company, Forms 3, 4, and 5, including any amendments thereto, in accordance with Section 16(a) of the Exchange Act and the rules thereunder, any statement on Schedule 13D, 13G, 14A or 14C, including any amendments thereto, in accordance with Sections 13 and 14 of the Exchange Act, and any other forms or reports the undersigned may be required to file in connection with such Group Member’s ownership, acquisition, or disposition of Securities;

(3)  do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5, or Schedule 13D, 13G, 14A or 14C, and complete and execute any amendment or amendments thereto, and timely file such form or report with the SEC and any stock exchange or similar authority; and

(4)  take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of such Group Member pursuant to this Agreement shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

10.  Limited Authority.  The relationship of the parties hereto shall be limited to carrying on the activities of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such activities as described herein. Except as otherwise expressly provided herein, nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Except as otherwise expressly provided herein, nothing herein shall restrict any party’s right to purchase or sell Securities, as he/it deems appropriate, in his/its sole discretion, provided that all such sales are made in compliance with all applicable laws. Except as otherwise expressly provided herein, each Group Member retains sole discretion over acquisitions and dispositions of, and voting authority over, the Securities that such Group Member holds or beneficially owns.

11.  Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument.

12.  Governing Law and Jurisdiction.  This contract and all disputes and causes of action between the parties (in contract, warranty, tort, strict liability, by statute or otherwise) shall exclusively be governed by the laws of the State of Nevada (exclusive of its conflicts of law principles). The sole and exclusive venue for any disputes, claims, or causes of action, legal or equitable, shall be the state or federal court located in Nevada and the parties consent to this jurisdiction and shall not contest venue or personal jurisdiction in this forum.

13.  Termination.  Any party hereto may terminate his/its obligations under this Agreement immediately upon written notice to all other parties. This Agreement will automatically terminate on the date that is the earlier of (i) 30 days after the date that no Group Member owns any Securities of the Company, (ii) the completion of the Special Meeting, and (iii) the execution by the holders of 50% or more of the voting interests of the Company and delivery to the Company of the Stockholder Consent; provided that none of the above events shall be considered to have occurred under this Section 12 while any claim or action of any kind, at law or equity, or any appeal of any decision thereof, is threatened in writing, initiated or pending which in any manner attempts to prevent, forestall or invalidate any such actions or matters contemplated thereby.

14.  Specific Performance.  Each party hereto acknowledges that it will be impossible to measure in money the damage to the other party if a party hereto fails to comply with any of the obligations imposed by this Agreement, that every such obligation is material and that, in the event of any such failure, the other party will not have an adequate remedy at law or damages. Accordingly, each party hereto agrees that injunctive relief or other equitable remedy, in addition to remedies at law or damages, is the appropriate remedy for any such failure and will not oppose the seeking of such relief on the basis that the other party has an adequate remedy at law or of damages. Each party hereto agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with the other party’s seeking or obtaining such equitable relief.

15.  Entire Agreement.  This Agreement supersedes all prior agreements, written or oral, between the parties hereto with respect to the subject matter hereof and contains the entire agreement between the parties with respect to the subject matter hereof. This Agreement may not be amended or supplemented, and no provisions hereof may be modified or waived, except by an instrument in writing signed by both of the parties hereto. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

16.  Binding Agreement.  This Agreement shall be binding upon any affiliated person or entity who becomes or may be deemed to have become the beneficial owner of any Securities, unless otherwise terminated by such affiliated person. Except as otherwise set forth in this Agreement, this Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted successors and assigns, and nothing herein, express or implied, is intended to or shall confer upon any other person or entity, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. No party hereto may assign any of its rights or obligations under this Agreement to any person without the prior written consent of the other parties hereto.

17.  Legal Counsel.  Each party acknowledges that Barnes & Thornburg LLP shall act as counsel for both the Group and McPheely relating to their investment in the Company.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the parties hereto has caused this Group Voting Agreement to be executed as of the date first written above.

THOMAS P. HARTNESS REVOCABLE TRUST U/A DTD JULY 30, 2010

By:	/s/ Thomas P. Hartness
Thomas P. Hartness, Trustee

/s/ Kristoffer Mack
Kristoffer Mack, Individually

/s/ Paul Rapello
Paul Rapello, Individually

/s/ Glen R. Bailey
Glen R. Bailey, Individually

/s/ Marsha C. Bailey
Marsha C. Bailey, Individually

/s/ Kenneth L. Smith
Kenneth L. Smith, Individually

BERNARD M. MCPHEELY REVOCABLE TRUST U/A DTD MAY 25, 2011

By:	/s/ Bernard M. McPheely
Bernard M. McPheely, Trustee

/s/ James Carroll
James Carroll, Individually

GUARANTEE & TRUST CO. TTEE JAMES CARROLL R/O IRA

By:	/s/ James Carroll
James Carroll, Trustee

/s/ Robert M. Daisley
Robert M. Daisley, Individually

Exhibit A

Group Member	Shares	Other Securities
THOMAS P. HARTNESS REVOCABLE TRUST U/A DTD JULY 30, 2010	2,500,000	2,500,000 Warrants to purchase Common Stock
Kristopher Mack, Individually	400,000	None
Paul Rapello, Individually	350,000	None
Glen R. Bailey & Marsha C. Bailey JTWROS	347,500	None
Glen R. Bailey, Individually	250,000	None
Kenneth L. Smith, Individually	339,000	None
BERNARD M. MCPHEELY REVOCABLE TRUST U/A DTD MAY 25, 2011	312,000	None
James Carroll, Individually	220,000	None
Robert M. Daisley, Individually	125,000	None
James Carroll, , Individually and as Trustee of the Guarantee & Trust Co. TTEE James Carroll R/O IRA	93,750	None

Exhibit B

INFORMATION ABOUT THE PROPOSALS

The Stockholders intends to submit, for a stockholder consent or vote at meeting of the stockholders, the following Proposals described below.

Proposal 1

To repeal any amendments to the Bylaws of the Corporation adopted by the Board of Directors of the Corporation without the approval of stockholders after May 13, 2010.  The following is the text of the proposed resolution:

Resolved, that the Bylaws are hereby amended to repeal any amendments thereto adopted by the Board without stockholder approval after May 13, 2010 and prior to or concurrently with the effectiveness of this Resolution.

Proposal 2

To, pursuant to Article X, Section 2 of the Bylaws, amend and restate in their entirety the Bylaws as set forth below.  The following is the text of the proposed resolution:

Resolved, that the Amended and Restated Bylaws attached hereto be, and hereby are, adopted as the bylaws of the Corporation, effective immediately.

Proposal 3

To elect the Nominees to fill any vacancies resulting from any increase in the size of the Board resulting from Proposal 2, if enacted. In the event the Proposals are voted upon at a meeting of the stockholders and upon the approval of Proposal 2, there will exist seven vacancies on the Board, and the Stockholders will seek to have the seven Nominees elected to fill such vacancies. In the event that this Proposal is addressed through a consent solicitation and the number of vacancies is fewer than seven, the Nominees shall be elected in order based upon the highest number of votes received from stockholders. In the event that two or more Nominees, each of whom receives the same number of votes, are to be considered for filling a particular vacancy, such vacancy shall be filled with the most senior Nominee.

The following is the text of the proposed resolution:

Resolved, that the following persons are elected as the members of the Board of Directors of the Corporation effective immediately upon the adoption of this Resolution, and shall serve in such capacities until the next annual meeting of the Stockholders or until their earlier death, resignation or removal or until their respective successors are duly elected and qualified:

Ben Wolkowitz
Kristoffer Mack
Bernard M. McPheely
Craig Brown
Ronnie Kobrovsky
Lewis Smoak
Michael McMahon

INFORMATION ABOUT THE NOMINEES

Name and Age	Business Address	Principal Occupation or Employment and Public Company Directorships
Ben Wolkowitz Age 68	32 Dellwood Drive Madison, NJ 07940
Mr. Wolkowitz has had an extensive career in finance and economics. Most recently he headed Madison Financial Technology Partners, a consulting firm that advised technology companies on how to position their products for the financial services industry. Previously he was a Managing Director at Morgan Stanley where he had several assignments in the Fixed Income Division over a sixteen-year career. Initially he set up and ran their financial futures brokerage operation, then ran a significant portion of the Fixed Income sales force. He also was the head of Fixed Income Research and as his last assignment, prior to retiring, he managed a $100 million portfolio of technology companies in which Morgan Stanley had made investments.

Prior to joining Morgan Stanley he was with Citicorp where he started and ran their fixed income futures brokerage operation. Before the New York phase of his career Mr. Wolkowitz was with the Board of Governors of the Federal Reserve System where he was in charge of Financial Studies, a department in the Division of Research and Statistics. His team was responsible for analyzing and advising Governors of the Board on financial markets and financial institutions. Mr. Wolkowitz joined the Fed after teaching at Tulane University in the economics department. At that time he was also a consultant to the Urban Institute in Washington, D.C.

Mr. Wolkowitz has written and lectured extensively worldwide on both theoretical and applied topics in economics and finance. In addition he coauthored a book, Bank Capital, and has several articles republished in anthologies on financial and economic topics. Mr. Wolkowitz has a BA cum laude from Queens College and a PhD in economics from Brown University.

Mr. Wolkowitz is also a Town Council Member, Madison N.J. and a member of the Advisory Board of the Great Swamp Watershed Association.

Kristoffer Mack Age 50	515 Madison Avenue Suite 1300 New York, NY 10022
Mr. Mack is a Senior Managing Director and Co-Founder of WaveCrest Securities, LLC, a FINRA registered broker dealer and has held such position since January 2012. Mr. Mack has over 26 years of investment banking experience during which time he has held senior level positions in leverage finance, high yield and debt capital markets with Deutsche Bank, Morgan Stanley, Bankers Trust and Drexel Burnham Lambert. Throughout his career, he has executed a broad range of advisory, financing and capital raising assignments on behalf of US and international clients.

Prior to founding WaveCrest Securities, Mr. Mack was Senior Managing Director of Focus Capital Group, Inc. from 2010-2013.  He also spent 11 years in senior positions at Deutsche Bank. Most recently, he was Managing Director and Global Head of Hedge Fund coverage for Deutsche Bank investment banking department in New York. Prior to leading global hedge fund coverage, Mr. Mack spent 6 years in Tokyo, Japan, where he founded and ran Deutsche Bank’s principal investment, leverage finance, sponsor coverage and real estate finance businesses in the Asia Pacific region with a specific focus on the Chinese and Japanese regions. In addition to these responsibilities, Mr. Mack was a member of the Asia Pacific management committee and he established and managed a $1.5 billion internal investment fund focused on investing in nonperforming and under-performing assets in the Japanese and Chinese markets.

Mr. Mack has lived, worked and studied in Asia for eight year and has extensive business, political and cultural experience in the region. Mr. Mack holds a BA in International Economics and Japanese language, magna cum laude, from Georgetown University and an MBA from Wharton School of Business. He is a Phi Beta Kappa honors recipient and speaks fluent Japanese. Mr. Mack currently sits on the Boards of Georgetown University and Styleowner, Inc.

Bernard M. McPheely Age 62	P.O. Box 26509 Greenville, SC 29615
Bern McPheely recently retired as President of Hartness International after more than 35 years of service. A leader in total solutions to the packaging industry, Hartness provides equipment globally to more than 100 countries. From startup and under Mr. McPheely’s guidance, Hartness was profitable every quarter since 1982. He spearheaded short and long term strategic planning, including four major company-wide transformations to reposition the Hartness value proposition, product portfolio and goto-market strategy. Mr. McPheely negotiated and executed the sale of Hartness to ITW (Illinois Tool Works) and was responsible for shepherding the transition from a family owned business to a public company. He has also been responsible for successful synergistic acquisitions. From 2000-2002 Mr. McPheely was chairman of the PMMI ($6 billion member packaging association). Mr. McPheely was honored by Start Magazine as one of the top ten “CEO Visionaries Who Ignite Technology” and has briefed President Clinton and cabinet members on the state of US business. Mr. McPheely previously worked with the US Department of Commerce.

A graduate of The Thunderbird Graduate School of International Management, Mr. McPheely also received his undergraduate degree from Albion College in Albion Michigan.

Craig Brown Age 63	945 S. Main Street Greenville, SC 29601
Craig Brown has been the President and CEO of Keelers Ridge Associates, a private equity and consulting firm that is engaged in investment and entrepreneurial activities involving sports, technology, and marketing since 2003.  He is an active investor and Board member of several companies, including The Baseball Factory, a firm that is the leader in college placement and skill development for high school athletes. Brown is also the President and Co-owner of the Greenville Drive baseball team, the South Atlantic League affiliate of the Boston Red Sox. Brown also led the construction of Fluor Field, the Drive’s award winning stadium in Downtown Greenville.  Fluor Field is one of a handful of privately owned stadiums in America and was named Ballpark of the Year upon its debut in 2006.  Fluor Field and the Greenville Drive have proven to be catalysts for community engagement and economic growth and development in the region.

Prior to founding Keelers Ridge Associates, Mr. Brown spent 23 years as a key executive in the globalization of the advertising industry, most recently as President and Chief Operating Officer of the Bcom3 Group, an advertising and communications services holding company.  Over the course of his career in advertising, Mr. Brown was a principal executive in the industry’s three largest and most defining mergers, including the merger of Leo Burnett and The MacManus Group to form Bcom3 and the $4,000,000,000 merger of Bcom3 and the Publicis Groupe.  The merger with Bcom3 transformed the Publicis Groupe into one of four firms that dominate the global advertising industry. After the acquisition, Mr. Brown served as an executive of Publicis for 15 months in a transitional capacity and as a director of OBSA Settlement Corporation, an entity formed to monetize the debt consideration received by Bcom3 shareholders in the merger with Publicis.

From 1996 until the formation of Bcom3 in 2000, Mr. Brown served as Vice Chairman, Chief Operating Officer and Chief Financial Officer of The MacManus Group. In those positions, Mr. Brown led The MacManus Group’s successful program of global growth via acquisitions and services diversification.  This program resulted in the acquisition and integration of over 100 individual companies across all major global geographies and marketing services disciplines.  Mr. Brown also pioneered the use of a shared service organization in the industry through the creation of re:SOURCES, the award-winning shared services organization which provides support services in the areas of finance, information technology and administration to agency operating units in all major markets.

Mr. Brown joined D’Arcy MacManus & Masius in 1980 and was named its Corporate Executive Vice President and Chief Financial Officer in 1983. Mr. Brown assumed the role of Chief Financial Officer of DMB&B in 1986—following the merger of Benton & Bowles and D’Arcy MacManus Masius—the industry’s first mega merger.

Mr. Brown started his career in 1972 with Arthur Andersen & Co., and served eight years as a certified public accountant after receiving his Bachelor of Arts degree from Michigan State University. Brown is an active alumnus of Michigan State where he currently serves as Chairman of Spartan Innovations an organization devoted to the commercialization of the University’s Intellectual Property. In 2003 the University bestowed upon him the Distinguished Alumnus award, the highest award granted to graduates of MSU. Brown is also a member of the MSU Athletic Director’s Council and is the past Chairman and current Board member of the Michigan State University Research Foundation.

Mr. Brown also serves on the Board of Directors of The Partnership at Drugfree.org where he is Board Treasurer, the Hydrocephalus Association, where he is Vice Chairman, and is a founding Board member of MiLB Enterprises which oversees brand marketing for Minor League Baseball.

He previously served on the Board of Directors for the USA Ski and Snowboard Team, the Advisory Board of the Eli Broad School of Management at Michigan State University, and “Just Say No, International” where he had a six-year term as the National Board Chairman.

Mr. Brown and his wife Vicki have three grown children and live in Naples, Florida and Greenville, South Carolina. Mr. Brown is an active runner and enjoys golf, skiing and all forms of sports.

Ronnie Kobrovsky Age 63	Central Bottling Company PO Box 555 Bnei-Brak 51104 Israel
Ronnie Kobrovsky, 63, joined the Central Bottling Company in 1976 and served the company until 1995 in various capacities, including Production Engineer, Chief Engineer and, from 1985 to 1995, as Deputy General Manager.

In 1996, Mr. Kobrovsky built and managed International Beer Breweries (“Carlsberg Israel” and “Prigat Israel”) and United Romanian Breweries (Tuborg Romania) serving as Chairman and CEO of both companies. In 1998 he returned to CBC as General Manager, and in 2002 he was appointed President of CBCGroup.

Mr. Kobrovsky is a graduate of Tel Aviv University with a degree in Industrial Engineering.  In 1994 he received an Executive MBA from the Recanati School of Management at Tel Aviv University.

Mr. Kobrovsky has served as Chairman of the Food Industries Association at the Manufacturers’ Association of Israel and has also served as the Chairman of the Manufacturers’ Association. He has served as Chairman and Director of Turk Tuborg Brewing & Malting Inc. since 2008.  He is married to Etty; they have three children and five grandchildren.

In 2008, Ronnie was awarded the “Lifetime Achievement in Industry Award” by the Chairman of the Israeli Knesset on behalf of the Manufacturers’ Association of Israel, in recognition of his “contribution to Israeli industry, economy and society” and the realization of the vision of turning the Central Bottling Company Group into a thriving group of companies, which sets the tone for the beverage and food markets in 21st century Israel.

Lewis Smoak Age 70	c/o Ogletree, Deakins, Nash, Smoak & Stewart, P.C. P.O. Box 2757 Greenville, SC 29602
Mr. Smoak is a founding partner of Ogletree, Deakins, Nash, Smoak & Stewart, which was founded in 1977.
During more than 44 years of representing companies in labor and employment matters, he has personally handled approximately 300 union organizing and decertification campaigns. He has extensive experience in the development and implementation of preventive labor relations programs for clients in all regions of the country.
He is among the one percent of U.S. lawyers listed in The Best Lawyers in America, and has also been selected by his peers for inclusion in the ABA’s College of Labor and Employment Lawyers, and Chambers USA Leading Lawyers in America. Mr. Smoak is the author of three comprehensive nationwide labor relations studies in the construction industry.
He has served on the Greenville (president) and South Carolina State Chambers of Commerce and currently serves on the State Chamber’s Good Government Committee. He has served since 2002 as a member of South Carolina BIPEC’s Board and its Executive Committee since 2004.
He focuses community efforts on early childhood education issues, including service on United Way’s Success by Six Board, and chairing both Greenville County (2001-2003) and the State of South Carolina’s First Steps for School Readiness Board of Trustees (2003-2013).
For his work in early childhood education, he was recognized and received the 2006 Ellis Island Medal of Honor.

Michael McMahon Age 63	411 University Ridge Suite D Greenville, SC 29601
Mr. McMahon has been the Chief Executive Officer of Scio Diamond Technology Corporation since February 2013.  Prior to that time, from May 2006 until September 2011, Mr. McMahon was the President of Unique Solutions, LLC, a company that provides expertise in the control of engineering and construction projects

Mr. McMahon is a graduate of the University of Cincinnati and has over 30 years of senior management leadership experience.  Prior to joining the Company, he served as President of Unique Solutions, a startup systems and project management firm, from 2006 to 2011.  He has also held Senior Executive Positions at Fluor Corporation, Jacobs Engineering, and CRSS, Inc., managing the design and construction of over 19 billion dollars of constructed value worldwide, much of it in high technology.

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